UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended January 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-9494

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:
Tiffany and Company Employee Profit Sharing and Retirement Savings Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tiffany & Co.
200 Fifth Avenue
New York, NY 10010
(212) 755-8000

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

*
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
the Tiffany and Company Employee Profit Sharing
and Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tiffany and Company Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended January 31, 2020, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended January 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information

The schedule of assets (held at end of year) as of January 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2008.

/s/ CohnReznick LLP

New York, New York
July 24, 2020

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	January 31, 2020	January 31, 2019
Assets:
Investments at fair value (Note D)	$668,050	$548,779
Investments at contract value (Note F)	81,131	71,431
Total investments	749,181	620,210

Receivables:
Employer's contributions	15,018	20,184
Employees' contributions	1,797	1,234
Notes receivable from participants	12,799	13,065
Total receivables	29,614	34,483
Net assets available for benefits	$778,795	$654,693

The accompanying notes are an integral part of these financial statements.

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	FOR THE YEAR ENDED JANUARY 31, 2020
Additions to net assets attributed to:
Net appreciation in fair value of investments	$115,064
Interest and dividends	12,344
Total investment income	127,408
Contributions and rollovers:
Employees	33,035
Employer	14,995
Total contributions and rollovers	48,030
Interest income on notes receivable from participants	711
Total additions	176,149
Deductions from net assets attributed to:
Withdrawals and distributions	(51,651)
Administrative and investment related expenses	(396)
Total deductions	(52,047)
Increase in net assets available for benefits	124,102
Net assets available for benefits:
Beginning of year	654,693
End of year	$778,795

The accompanying notes are an integral part of these financial statements.

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

A.     DESCRIPTION OF PLAN

The following description of the Tiffany and Company Employee Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for complete information.

General

The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. and its U.S. subsidiaries and contains an employee profit-sharing feature, a 401(k) feature and a defined contribution retirement benefit (the "DCRB") in respect of eligible employees hired on or after January 1, 2006. Tiffany and Company (the "Company"), a subsidiary of Tiffany & Co., is the Plan sponsor (the "Sponsor").

The assets of the Plan are maintained and transactions therein are executed by Prudential Bank & Trust, FSB, the trustee of the Plan (the "Trustee"). The Plan record keeper is Prudential Retirement Services. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee (the "Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

Employees automatically become participants in the profit-sharing feature of the Plan on the February 1st immediately following their initial date of employment. Employees are eligible upon hire to participate in the 401(k) feature of the Plan, and are automatically enrolled 60 days after their initial date of employment, provided they are scheduled to work thirty-five or more hours per week on a non-temporary basis. All other employees are enrolled 60 days after completing one year of service. Employees may opt out of such automatic enrollment or 401(k) participation at any time. All employees hired on or after January 1, 2006 automatically become participants in the DCRB feature of the Plan on their date of hire.

Contributions

The profit-sharing feature of the Plan is non-contributory on the part of participating employees and is funded by employer contributions. Employees must be employed by the Company on the last day of the Plan year and have at least 1,000 hours of employment during the Plan year to receive the profit-sharing contribution. Employer profit-sharing contributions, if any, are based on achievement by Tiffany & Co. of certain targeted earnings objectives as established by the Board of Directors of Tiffany & Co. in accordance with, and subject to, the terms and limitations of the Plan. Employer contributions, if any, are in the form of cash. These contributions are deposited into the 401(k) feature of the Plan in accordance with each eligible employee's selected investment allocations or, for those employees who have not selected investment allocations, a target date fund determined by the applicable employee's date of birth. As of January 31, 2019, the employer's profit-sharing contribution receivable by the Plan was $4,928 and no such contribution was receivable as of January 31, 2020.

The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount between one percent (1%) and fifty percent (50%) of their annual compensation, not to exceed $19.0 through December 31, 2019 or $19.5 beginning on January 1, 2020 (or $25.0 through December 31, 2019 or $25.5 beginning on January 1, 2020 for individuals over 50 years of age), subject to annual inflation adjustments in future years, contributed to the 401(k) feature of the Plan as a tax deferred contribution, and subject to certain limitations applicable to highly compensated employees.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

With respect to employer contributions, following the end of each Plan year, a matching contribution may be made at the discretion of the Sponsor to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution for the Plan years ended on January 31, 2020 and 2019 was equal to up to fifty percent (50%) of each participant's contributions, with a maximum matching contribution of three percent (3%) of such participant's total compensation. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions or, for those employees who have not selected investment allocations, a target date fund determined by the applicable employee's date of birth. As of January 31, 2020 and 2019, the employer's matching contribution receivable by the Plan was $9,539 and $9,240, respectively, which was partly offset by forfeitures as discussed in "Vesting" below.

Under certain circumstances, employee contributions and employer matching contributions may be limited for highly compensated employees.

The DCRB feature of the Plan is non-contributory on the part of participating employees and is funded by employer contributions, following the end of each Plan year, to be invested in a manner similar to the 401(k) retirement savings portion of the Plan or, for those employees who have not selected investment allocations, a target date fund determined by the applicable employee's date of birth. Employer contributions are determined by a formula using the participant's eligible compensation, age and years of service. As of January 31, 2020 and 2019, the employer's DCRB contribution receivable by the Plan was $7,143 and $7,028, respectively, which was partly offset by forfeitures as discussed in "Vesting" below.

Participant Accounts

Each participant's account is credited with the participant's contributions, if applicable, employer contributions and an allocation of each selected fund's earnings, including interest, dividends and net realized and unrealized appreciation/depreciation in the fair value of investments. Each participant's account is also charged an allocation of each selected fund's net realized and unrealized depreciation in the fair value of investments and administrative and investment-related expenses. Allocations are based on participant account balances. Contributions under the profit-sharing feature of the Plan are allocated to participants' accounts on an equal basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

All amounts contributed by employees under the 401(k) feature of the Plan and earnings thereon are immediately 100% vested and non-forfeitable at all times. Employer contributions to participant accounts under the 401(k) feature of the Plan become 100% vested and non-forfeitable after the participant has completed two years of service. Employer contributions under the DCRB feature of the Plan become vested based on the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years or more	20%
3 years or more	40%
4 years or more	60%
5 years or more	80%
6 years or more	100%

A participant also becomes vested in his or her DCRB employer contributions upon termination of employment by reason of death or if employment with the Company ends at or after age 65. Employer contributions to participant accounts under the profit-sharing feature of the Plan become 100% vested and non-forfeitable when the participant has completed two years of service. A participant also becomes vested in his or her profit-sharing account and employer matching contributions upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after attaining age 65.

In the event a participant leaves the Company prior to becoming fully vested, forfeited cash contributions under the profit-sharing feature will be used to reduce future employer contributions to the DCRB or profit-sharing features of the Plan. The participant will also forfeit any assets in his or her 401(k) or DCRB account representing unvested employer contributions and such assets will be made available to offset future employer matching contributions.

Forfeitures of employer contributions in the 401(k), profit-sharing feature and DCRB portion of the Plan totaled $1,310 and $1,000 at January 31, 2020 and 2019, respectively. Forfeitures of $1,664 and $1,012 were used to reduce employer contributions, which are made in the following year, for the years ended January 31, 2020 and 2019, respectively.

Administrative Expenses

The Plan accrues a percentage of the fair value of the Plan assets which is transferred into a holding account to pay recordkeeping fees and other administrative expenses as they come due. The Company must pay any expenses which exceed amounts accumulated in the holding account.

Notes Receivable from Participants and Withdrawals

Participants may borrow from their accounts up to a maximum amount of no more than $50 or fifty percent (50%) of their total vested account balance, including employer matching contributions. The Plan permits each participant to have up to two loans outstanding concurrently. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collateralized by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan administrator. Interest rates currently range from 4.25 percent to 8.50 percent. Principal and interest are paid ratably through payroll deductions.

Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding employer matching contributions and earnings on such contributions) and their rollover contributions, if any, on the basis of hardship, as permitted under the Plan.

Payment of Benefits

Distributions of a participant's account may be made upon retirement, death or disability, or upon termination of employment. Participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except that participants may elect to receive whole shares of Tiffany & Co. common stock held in their accounts in the form of stock certificates. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year, thereby entitling the participant to his or her proportionate share of Tiffany & Co.'s contribution to the profit-sharing feature of the Plan for the Plan year in which the participant retires. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Tiffany & Co. common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee may vote shares for which no instructions are received from the participant in the same proportion as those shares for which instructions are received.

B.	MERGER AGREEMENT

On November 24, 2019, Tiffany & Co. (the "Registrant") entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Registrant, LVMH Moët Hennessy - Louis Vuitton SE, a societas Europaea (European company) organized under the laws of France ("Parent"), Breakfast Holdings Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Holding"), and Breakfast Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Holding ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Registrant (the "Merger"), with the Registrant continuing as the surviving company in the Merger and a wholly owned indirect subsidiary of Parent.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of the Registrant's common stock issued and outstanding immediately prior to the Effective Time (other than shares of common stock owned by the Registrant, Parent or any of their respective wholly owned subsidiaries, and shares of common stock owned by stockholders of the Registrant who have properly demanded and not withdrawn a demand for appraisal rights under Delaware law) will be converted into the right to receive $135.00 in cash, without interest and less any required tax withholding. Such cash held in participant accounts will be held in a money market account until the participant reallocates such funds to other available investment options or, if the participant makes no such allocation within a defined time period, to a target date fund determined by the applicable participant's date of birth. Additionally, following the Effective Time, for any contributions allocated to the Registrant's common stock for which the participant has not changed their election, such contributions will be allocated to a target date fund determined by the applicable participant's date of birth.

Upon the written request of Parent at least thirty business days prior to the closing date of the Merger, effective as of immediately prior to closing date and contingent upon the occurrence of the Effective Time, the Company shall terminate or shall cause the termination of the U.S. tax-qualified defined contribution plan provided to current and former employees of the Registrant. and its subsidiaries (the "Company Qualified Plan"). In such event, prior to the closing date and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a "Parent Qualified Plan"), to permit each continuing employee to make rollover contributions of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Internal Revenue Code) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such continuing employee from such Company Qualified Plan to the corresponding Parent Qualified Plan. If the Company Qualified Plan is terminated as described herein, the continuing employees shall be eligible as soon as administratively practicable following the closing date to commence participation in a Parent Qualified Plan.

C.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Investment Valuation

Investments in mutual funds are stated at fair value as determined by quoted market prices based on the net asset value ("NAV") of shares held by the Plan at year-end. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Investments in common and collective trusts are valued based on the NAVs reported by the Trustee of the funds, which are based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value. Investments in pooled separate accounts represent a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using NAV per share, as determined by the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value. Investments in group annuity insurance contracts are measured at contract value, which equals the value of deposits made to the contract plus earnings at guaranteed crediting rates, less withdrawals and fees.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of realized gains and losses on investments sold during the year and unrealized appreciation and depreciation on investments held as of the end of the year.

Income Recognition

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by the specific identification method.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Therefore, no allowance for credit losses has been recorded as of January 31, 2020 or 2019.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

D.     FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities, which are considered to be most reliable.

Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs reflecting the reporting entity's own assumptions, which require the most judgment.

Refer to Note C for the valuation methods used to determine fair value of Plan assets.

The following tables provide information by level for assets that are measured at fair value on a recurring basis:

		Fair Value Measurements Using Inputs Considered as
(in thousands)	Fair Value at January 31, 2020	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$146,139	$146,139	$—	$—
Mutual funds	242,811	242,811	—	—
Net assets in fair value hierarchy	388,950	388,950	—	—
Investments at NAV practical expedient [a]	279,100
Plan assets at fair value	$668,050	$388,950	$—	$—

		Fair Value Measurements Using Inputs Considered as
(in thousands)	Fair Value at January 31, 2019	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$107,185	$107,185	$—	$—
Mutual funds	208,915	208,915	—	—
Net assets in fair value hierarchy	316,100	316,100	—	—
Investments at NAV practical expedient [a]	232,679
Plan assets at fair value	$548,779	$316,100	$—	$—

[a]
In accordance with ASC 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of the Plan's assets at the end of each respective year.

E.     NET ASSET VALUE PER SHARE

The following table sets forth a summary of the Plan's investments with a reported NAV per share at January 31, 2020 and 2019:

	Fair Value * at (in thousands)
Investment	January 31, 2020	January 31, 2019	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
JP Morgan SmartRetirement Passive Blend Income Fund	$7,725	$7,042	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2020 Fund	33,689	30,917	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2025 Fund	6,652	4,586	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2030 Fund	41,414	35,017	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2035 Fund	8,414	5,247	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2040 Fund	55,462	47,355	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2045 Fund	8,066	5,445	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2050 Fund	24,885	20,657	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2055 Fund	5,995	3,575	—	Daily	None	None
Robeco BP Large Cap Value Equity Fund (IS)	21,896	19,767	—	Daily	None	None
Large Cap Growth / Jennison Fund	64,902	53,072	—	Daily	None	None

*	The fair value of the investment has been estimated using the NAV of the investment.

F.     GROUP ANNUITY INSURANCE CONTRACT

At January 31, 2020 and 2019, the Plan held an investment in the Principal Preservation Separate Account ("PPSA"), a group annuity insurance product of Prudential Retirement Insurance and Annuity Company ("PRIAC"). The contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The Plan owns a promise from PRIAC to pay interest at crediting rates that are announced in advance and guaranteed for a specified period of time as outlined in the contract. The fair value of the PPSA approximates the contract value, which totaled $81,131 and $71,431 at January 31, 2020 and 2019, respectively. Interest is credited by using a single interest rate that is applied to all contributions made to the product regardless of the timing of those contributions.

There are no events that would limit the ability of the Plan to transact at contract value paid either immediately or, depending upon the rate environment and cash flow levels, over time. There are no events that allow the issuer to terminate the contract and which require the Sponsor to settle at an amount different than contract value.

G.     PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include pooled separate accounts and a mutual fund managed by Prudential Bank & Trust, FSB, the Trustee. The Trustee also manages a group annuity insurance contract, issued by PRIAC. Therefore, investment transactions in these investments are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. The Plan's investments also include common stock of Tiffany & Co., the parent company of the Sponsor. At January 31, 2020 and 2019, the Plan held 1,090,424 and 1,207,994 shares of Tiffany & Co. common stock with a cost basis of $58,365 and $63,978, respectively. For the years ended January 31, 2020 and 2019, the Plan recorded dividend income in the amount of $2,668 and $2,634, respectively, from participants' investments in Tiffany & Co. common stock.

H.     TAX STATUS

The Internal Revenue Service ("IRS") determined and informed the Company by a letter dated August 28, 2014, that the Plan was designed in conformity with the applicable requirements of the Internal Revenue Code. There were no amendments required by the IRS as a condition to issuing its determination letter. No provision for Federal income taxes has been made in the accompanying financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

I.     CONCENTRATIONS OF CREDIT AND MARKET RISK

The Plan provides for various investment options in any one or a combination of Tiffany & Co. common stock, common and collective trusts, pooled separate accounts, a group annuity insurance contract and mutual funds that invest in a variety of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

J.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts. In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, unless the Plan is continued by a successor to the Company, the Plan will automatically terminate and the Plan's assets will be liquidated. See also "Note B. Merger Agreement."

K.	SUBSEQUENT EVENTS

An outbreak of a novel strain of the coronavirus, COVID-19, was identified in China in December 2019 and was subsequently recognized as a pandemic by the World Health Organization on March 11, 2020. This COVID-19 outbreak has severely restricted the level of economic activity around the world. While the duration and scope of the COVID-19 outbreak cannot be reasonably estimated, it has negatively impacted the value of Plan assets.

On March 27, 2020, U.S. Congress passed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan has adopted certain measures included in the CARES Act which allow qualified participants to receive COVID-related distributions without penalty and delay repayments of any new or outstanding loans for up to one year. COVID-related loan limits increased to the lesser of $100 or 100% of the participant's vested balance, but the amount is reduced by the highest total loan balance in the last 12 months. Additionally, required minimum distributions beginning in 2020 will be delayed by one year, but may still be received at the request of a participant.

Tiffany and Company
Employee Profit Sharing and Retirement Savings Plan
Plan Number: 002
EIN: 13-1387680
Form 5500, Part IV, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of January 31, 2020

	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares, units or par value	Cost [a]	Current value
	JP Morgan SmartRetirement Passive Blend Income Fund	Common/Collective Trust	311,867		$7,724,951
	JP Morgan SmartRetirement Passive Blend 2020 Fund	Common/Collective Trust	1,210,544		33,689,448
	JP Morgan SmartRetirement Passive Blend 2025 Fund	Common/Collective Trust	227,268		6,652,136
	JP Morgan SmartRetirement Passive Blend 2030 Fund	Common/Collective Trust	1,356,948		41,414,053
	JP Morgan SmartRetirement Passive Blend 2035 Fund	Common/Collective Trust	267,635		8,414,435
	JP Morgan SmartRetirement Passive Blend 2040 Fund	Common/Collective Trust	1,725,644		55,462,184
	JP Morgan SmartRetirement Passive Blend 2045 Fund	Common/Collective Trust	250,185		8,065,977
	JP Morgan SmartRetirement Passive Blend 2050 Fund	Common/Collective Trust	769,720		24,885,033
	JP Morgan SmartRetirement Passive Blend 2055 Fund	Common/Collective Trust	218,621		5,994,581
	American Funds EuroPacific Growth R6	Mutual Fund	559,007		30,108,090
	Carillon Eagle Small Cap Growth R6	Mutual Fund	201,543		10,879,281
	Goldman Sachs Small Cap Value R6	Mutual Fund	322,796		16,778,952
	MassMutual Select Mid Cap Growth I	Mutual Fund	178,800		4,221,460
	MFS Mid Cap Value R6	Mutual Fund	221,444		5,482,963
*	Prudential Total Return Bond Q	Mutual Fund	1,871,950		27,592,538
	Vanguard Extended Market Index Instl	Mutual Fund	332,095		31,572,295
	Vanguard FTSE Social Index Adm	Mutual Fund	65,914		2,009,720
	Vanguard Institutional Index I	Mutual Fund	333,666		96,799,702
	Vanguard Total Bond Market Index Fund	Mutual Fund	719,911		8,106,202
	Vanguard Total Intl Stock I	Mutual Fund	80,170		9,259,626
*	Robeco BP Large Cap Value Equity Fund (IS)	Pooled Separate Account	956,373		21,896,357
*	Large Cap Growth / Jennison Fund	Pooled Separate Account	1,268,141		64,901,679
*	Tiffany & Co. Common Stock	Common Stock	1,090,424		146,138,631
*	Prudential Retirement Insurance and Annuity Company	Group Annuity Insurance Contract	2,989,175		81,131,242
*	Participant Loans	Rates of interest from 4.25% - 8.50%, maturing at various dates through 12/28/2029.			12,799,434
		Total		—	$761,980,970
* Party-in-interest
a Amounts have been omitted as assets allocated to participants' accounts are directed by the participants.
See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - CohnReznick LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tiffany and Company Employee Profit Sharing and Retirement Savings Plan
(Name of Plan)

Date: July 24, 2020

By: /s/ Michael Rinaldo
Michael Rinaldo
Member of Plan Administrative Committee